# APPENDIX A:
# INVESTMENT RISKS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Each prospective investor is hereby advised to carefully read and consider the following risk factors and all other materials provided in determining whether or not to invest.

The following list of risk factors and the risk factors stated elsewhere in this offering statement are not intended and should not be understood as an exhaustive list of all risks related to an investment.

Access to Capital

We require outside capital to fund the expansion of our facilities, operations, and programs. Without access to capital our ability to create the improvements, hire and keep qualified staff, generate revenue, and grow operations to a profitable scale would be significantly limited.

Permitting and licensing

The upgrades and improvements to the property, including the development and buildout of the café and camping facilities will require us to secure the proper permits and use licensing. Our ability to operate the full scope of our vision for the property will be determined by our ability to comply with local zoning and use laws.

General Economic Conditions

Our business depends on stable local, national, and global economies where people feel safe, and are willing to spend their money on goods and services. Complex, hostile, or downward economic shifts may harm our business.

Employee Turnover

We depend on the services of key employees, whose knowledge and relationships would be difficult to replace. Our business may be harmed if we are unable to attract or retain qualified employees.

Customer Default

The cash flow of our business is impacted by the payment patterns of our customers. Late or nonpayment by customers can harm our business.

Sales and Customer Retention

Our ability to be profitable depends on gaining a steady stream of paying customers and maintaining their trust and satisfaction with our offerings. Our failure to do so would lead to the failure of our business. Our business will be a "high-touch" venture, meaning that customer acquisition and retention will be time-consuming, and our failure to meet that demand or use our time wisely may be detrimental to our business.

Competition

There is a chance that if our business is successful, that our format will be copied by a larger entity, potentially harming our viability.

Change in use of proceeds

We may revise the use of proceeds of this offering. This offering statement describes our current intentions regarding use of proceeds of this offering. However, we will remain free to use such proceeds in a different manner, based on the judgment of our officers and directors. Companies in the early stages of growth and expansion often need to pivot to stay afloat. Failure to use such proceeds effectively could harm the business and financial condition of the company.

A crowdfunding investment involves risk.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Valuation

The valuation of private companies, especially in early stage companies and startups is difficult to assess. The price you pay for your investment may have a material impact on your eventual return, if any at all.

No tax advice

No representation or warranty of any kind is made by Traipse, Traipse's officers or agents, or any of Traipse's counsel or other professional advisors with respect to any tax consequences of any investment in the Notes. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.